United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  Form 10-K  Form 20-F Form 11-K  X Form 10-Q
Form N-SAR

For Period Ended:  6/30/01
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
 For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has Verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates:


PART I - REGISTRANT INFORMATION

Appiant Technologies Inc.		Full Name of Registrant
Nhancement Technologies Inc.		Former Name if Applicable
6663 Owens Drive				Address of Principal Executive
						Office (Street and Number)
Pleasanton, CA  94588			City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b) The subject annual report, semi-annual report, transition report on
	Form 10-K, Form 20-F, 	Form 11-K or Form N-SAR, or portion thereof, will
	be filed on or before the fifteenth calendar 	day following the
	prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition Report portion thereof, could not be filed within the prescribed time period.

Appiant Technologies Inc. is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 without unreasonable effort or expense because of a lack of resources in the accounting department.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Doug Zorn, President and CEO 			(925) 251-3200
Name						Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
X Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   Yes  X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Appiant Technologies Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  08/10/2001		/s/ Doug Zorn, President and CEO